BOMBARDIER

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

RECEIVED
2004 MAY -6 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 4, 2004

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

04024878

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

PROCESSED
MAY 10 2004
THOMSON
FINANCIAL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

dw 5/6

BOMBARDIER INC.

- *Montréal, April 21, 2004* – Bombardier announces closing of notes offering in the United States

BOMBARDIER AEROSPACE

- *Montréal, February 9, 2004* – Italy buys three Bombardier 415 amphibious aircraft
- *Toronto, February 10, 2004* – Bombardier and Skywest sign deal for 12 additional CRJ aircraft
- *Montréal, February 26, 2004* – Bombardier Aerospace appoints head of new commercial aircraft program
- *Toronto, March 2, 2004* – Delta connection orders 32 more Bombardier CRJ200 regional jets
- *Mirabel, March 19, 2004* – Bombardier wins CF-18 advances distributed combat training system contract

BOMBARDIER TRANSPORTATION

- *Montréal, February 25, 2004* – Bombardier awarded $208-million maintenance services contract by Spanish National Railways
- *March 17, 2004* – Amtrak and Bombardier/Alstom consortium announce resolution of legal claims
- *Montréal, April 2, 2004* – Bombardier wins $160-millin order from Spanish National Railways for variable-gauge high-speed power heads
- *Montréal, April 22, 2004* – Bombardier to produce 120 additional M-7 commuter rail cars for MTA/Metro-North Railroad in New York

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ___ day of _______, 2004.

____
Name:
Title:

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES CLOSING OF NOTES OFFERING IN THE UNITED STATES

Montréal, April 21, 2004 – Bombardier Inc. announced today that it closed a notes offering with a $500-million US 10-year tranche and a $250-million US 30-year tranche.

"It has been two years since Bombardier Inc. issued unsecured bonds in the U.S. capital markets," said François Lemarchand, Senior Vice President and Treasurer of Bombardier Inc. "The size of the orderbook provides evidence that the U.S. capital markets have confidence in the Corporation and in our ability to execute our restructuring plan."

This announcement is not an offer for sale of securities in the United States. The offering has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the Securities Act or any state securities laws.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information Dominique Dionne
Vice President, Communications
+1 514 861-9481

PRESS RELEASE

BOMBARDIER
AEROSPACE

ITALY BUYS THREE BOMBARDIER 415 AMPHIBIOUS AIRCRAFT

Montréal, February 9, 2004 - Bombardier Aerospace today announced that the Government of Italy has purchased and taken delivery of three Bombardier 415* amphibious aircraft.

With this order, the Italian Department of Civil Protection is increasing its fleet to 16 aircraft. The aircraft are scheduled to enter service for the 2004 fire season. The contract with Italy also contains an option to install a Search & Rescue system kit to convert one aircraft to the new Bombardier 415MP multi-purpose version, which is expected to be certified later this month.

Since entering service with the Italian Department of Civil Protection in the spring of 1995, the Italian Bombardier 415 fleet has accumulated over 30,880 flight hours. "The Bombardier 415 has consistently demonstrated its unique capabilities by operating effectively in the rugged and demanding conditions of the Italian terrain. Last season, Italy also supported the efforts of its neighbouring countries by sending its Bombardier 415 aircraft in assistance," said Michel Bourgeois, president, Bombardier Amphibious Aircraft.

"The Bombardier 415 aircraft is clearly the backbone of our firefighting operations," said Dr. Vincenzo Spaziante, vice-director, Civil Protection of Italy. "It was the most important contribution to the impressive reduction of our average area burned by fire despite demanding climatic conditions and an increase in the number of fires. During the last season our fleet of Bombardier 415 made 25,601 drops for a total of approximately 150 million litres of water suppressant delivered on forest fires."

A total of 60 Bombardier 415 have been sold to firefighting agencies in Croatia, France, Greece, Italy, Ontario and Québec.

In the Mediterranean region, France, Croatia, Italy and Greece currently operate 38 Bombardier 415 amphibious aircraft and Spain operates 14 CL-215T turboprop aircraft. Greece and Spain also have 19 CL-215 piston aircraft in service.

The Bombardier 415 has a maximum speed of 375 km/h (235 mph) and in an average mission of 11 kilometres (six nautical miles) distance from water to fire, it can complete nine drops within an hour, delivering 55,260 litres (14,600 U.S. gallons) of fire suppressant.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

Information : Stéphane Leroy
Bombardier Aerospace
Montréal : (514) 855-7820

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AND SKYWEST SIGN DEAL FOR 12 ADDITIONAL CRJ AIRCRAFT

Toronto, February 10, 2004 – Bombardier Aerospace announced today that SkyWest Airlines of St. George, Utah has placed a firm order for 10 50-seat Bombardier CRJ200* and two 70-seat Bombardier CRJ700 regional jets for its expanding United Express operation.

The contract value is estimated at $293 million U.S. ($389.8 million Cdn) and represents the conversion of 10 conditional CRJ200 orders and the exercise of two CRJ700 options. SkyWest's firm orders for the 50-seat Bombardier CRJ100/200 now total 110 aircraft, of which 100 have been delivered. With today's announcement, SkyWest has placed firm orders for 32 70-passenger Bombardier CRJ700* regional jets, of which one has been delivered. The carrier retains options on 39 CRJ200 and 80 CRJ700 aircraft.

"SkyWest is pleased to be expanding the route networks of our major airline partners in medium and smaller markets with Bombardier regional jets," said Jerry C. Atkin, president and CEO, SkyWest.

"We are very proud of the significant role the Bombardier CRJ has played in SkyWest's success story," said Steven A. Ridolfi, president, Bombardier Regional Aircraft. "This order is further evidence that the regional jet segment continues to be the shining light of the airline industry. This is the fifth occasion following its initial order in 1993 where SkyWest has re-ordered the Bombardier CRJ," continued Mr. Ridolfi. "It is a testament to the appeal of the Bombardier CRJ Series and our strong partnership with SkyWest."

SkyWest Airlines operates as United Express for United Airlines, as Delta Connection for Delta Air Lines, and as Continental Express for Continental Airlines. It maintains hubs at Los Angeles, San Francisco, Portland, Seattle/Tacoma, Denver, Chicago O'Hare, Salt Lake City, Dallas/Fort Worth and Houston. SkyWest serves 104 cities in 27 states and three Canadian provinces with 1,233 daily scheduled departures. It is the world's largest independently owned regional airline.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.
N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Images of SkyWest United Express CRJ200 and CRJ700 aircraft are available in our web site multimedia library at: **www.aero.bombardier.com/htmen/F15.jsp**

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE APPOINTS HEAD OF NEW COMMERCIAL AIRCRAFT PROGRAM

Montréal, February 26, 2004 - Bombardier Aerospace announced today the appointment of Gary R. Scott as President, New Commercial Aircraft Program, effective March 8, 2004. Mr. Scott will be responsible to form and lead a multi-disciplinary team to evaluate the possibility of proceeding with the creation of a new generation commercial aircraft.

"With almost 30 years experience at The Boeing Company in jobs ranging from finance to strategy to program management, Gary, an experienced aviation executive, is the ideal choice to lead our evaluation team over the next 12 months as we prepare to make a decision on the development of a new commercial aircraft program, " said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "His experience, coupled with our industry-leading new product development expertise of 15 new products in 14 years, assures us of a thorough and sound evaluation process. We are very pleased to have him join us at this exciting time for Bombardier Aerospace."

Mr. Scott's aerospace experience includes executive leadership of Boeing's 737/757 commercial airplane division during the biggest production build-up in the Company's history and the launch of the 737 Next Generation program and the 757-300 program. Mr. Scott left Boeing in 2002 to join CAE, Inc. as Group President, Civil Simulation and Training, a position he held prior to joining Bombardier.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.
N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: John Paul Macdonald
Bombardier Aerospace
Montréal: (514) 855-7972

PRESS RELEASE

BOMBARDIER
AEROSPACE

DELTA CONNECTION ORDERS 32 MORE BOMBARDIER CRJ200 REGIONAL JETS

Toronto, March 2, 2004 – Bombardier Aerospace announced today that Delta Connection has placed a firm order for 32 50-seat Bombardier CRJ200* regional jets. Deliveries are scheduled to commence in the first quarter of 2005.

The contract value is estimated at $780 million U.S. ($1.047 billion Cdn.) and represents the conversion to firm orders of 32 of the 169 options on the Bombardier CRJ200 held by Delta Connection carriers.

Delta Connection, through its wholly-owned subsidiaries, ASA and Comair, already operates the world's largest Bombardier CRJ fleet with 279 Bombardier CRJ200 and 70-passenger Bombardier CRJ700* aircraft in service. Today's transaction increases Bombardier CRJ200 and CRJ700 orders placed by Delta Connection, ASA and Comair for the Bombardier CRJ200 and CRJ700 to 329 units. Delta Connection took delivery of the 1,000th Bombardier CRJ* aircraft, a CRJ700 delivered to Comair on December 9, 2003.

SkyWest Airlines of St. George, Utah also flies Bombardier regional jets under the Delta Connection banner.

"Bombardier's CRJ allows us to support Delta Air Lines by offering frequent flight selections and convenient service to connect customers in the U.S. and Canada to Delta's hubs and SkyTeam partners," said Fred Buttrell, President and Chief Executive Officer, Delta Connection, Inc. "Regional jet service also supports business activity and economic development in small- and mid-sized metropolitan areas."

"This order is another clear indication that the regional jet success story continues," said Steven A. Ridolfi, President, Bombardier Aerospace, Regional Aircraft. "Delta Connection and its carriers are also proving that no other family of regional jets can offer lower cost, or more efficient and profitable services than those provided by the Bombardier CRJ200 and CRJ700."

Firm orders for the Bombardier CRJ family now stand at 1,356 aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

* Trademarks of Bombardier Inc.

Information: Bert Cruickshank
Bombardier Aerospace
Tel: (416) 375-3030

Note to Editors:
Images of Delta Connection CRJ200 aircraft are available in our web site multimedia library at: **www.aero.bombardier.com/htmen/F14.jsp**

RECEIVED
2004 MAY -6 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER WINS CF-18 ADVANCED DISTRIBUTED COMBAT TRAINING SYSTEM CONTRACT

Mirabel, (Québec), March 19, 2004 – The Government of Canada announced today the award of the CF-18 Advanced Distributed Combat Training System (ADCTS) contract for a value of up to $270 million Cdn to Bombardier Aerospace, Military Aviation Training.

The cutting edge ADCTS technology will provide Canada's CF18 pilots with world-class, cost-effective simulator training well into the future. Contract duration is eight years with provisions for two five-year options. The CF-18 ADCTS training will take place at two new purpose-designed Canadian Forces mission training facilities: 4 Wing Cold Lake, Alberta; and, 3 Wing Bagotville, Québec. Both modern facilities will house full mission trainers as well as deployable part-task trainers.

The CF-18 ADCTS will draw upon many of the core business capabilities of Bombardier Aerospace, Military Aviation Training and its sub-contractors. These include training system integration, program management, individual and collective simulation training, distributed and networked training architectures, instruction, training system operations and maintenance as well as facility management. As a result, the Canadian Forces' ability to maintain individual pilot and team combat capabilities for future CF-18 operations will be enhanced.

"This is excellent news," said Mr. Zev Rosenzweig, Vice President, Bombardier Aerospace, Military Aviation Training. "We are particularly pleased with this win, as we faced strong and capable competition. It is clear that we offered the better value for Canada."

"CF-18 ADCTS will add to our military aviation training successes in our internationally acclaimed NATO Flying Training in Canada (NFTC) program at Moose Jaw, Saskatchewan and Cold Lake, Alberta and the long established Contracted Flying Training and Support (CFTS) program at Southport, Manitoba,"

Mr. Rosenzweig added. "The technologies inherent in ADCTS and the capabilities of our existing programs will position us to capture increasingly more sophisticated work in the pilot training arena." Bombardier currently delivers or directly supports the training of all of Canada's new military pilots through the CFTS and NFTC programs.

Bombardier Aerospace, Military Aviation Training – the Prime Contractor - and team member L-3 Communications, Link Simulation & Training, along with other Canadian and US industry leaders represent a solid team. L-3 Communications, Link Simulation & Training, has unmatched F/A-18 training system experience and currently leads the market in this field. The Bombardier team has the project integration and management experience, engineering depth and practical operational training expertise to fully meet the CF-18 ADCTS program requirements. A full two-thirds of the total project's work will be performed in Canada. This includes: integration and management of the ADCTS training system, infrastructure, simulator instruction and through life system support.

In a related development, Bombardier Inc. announced that the sale of its Military Aviation Training business has been halted because the offers received did not, in the Corporation's opinion, reflect the true value of the business. Military Aviation Training will therefore remain a business unit of Bombardier Aerospace.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Information: David Jurkowski
Vice President Government Relations,
Business Development
Military Aviation Training
Tel.: (613) 237-4556

PRESS RELEASE

BOMBARDIER
BOMBARDIER
TRANSPORTATION

BOMBARDIER AWARDED $208-MILLION MAINTENANCE SERVICES CONTRACT BY SPANISH NATIONAL RAILWAYS

Montréal, February 25, 2004 – A consortium comprising Bombardier Transportation and Patentes Talgo was awarded a $433-million Cdn (258 million Euros) services contract by the Spanish National Railways (RENFE). Bombardier's share in the contract is approximately $208 million Cdn (124 million Euros). Under the contract, Bombardier and Patentes Talgo will maintain RENFE's fleet of 16 AVE* 102 very high-speed trains for a period of 14 years.

During the announcement, Rik Dobbelaere, President, Services, Bombardier Transportation, said "This award, which encompasses one of the most advanced very-high speed trains in the world, contributes to consolidate Bombardier's leadership position in the services area of our business."

Within this services contract Bombardier will be responsible for the preventive and corrective maintenance of the train power heads, power supply, signalling and propulsion system and auxiliaries.

Bombardier, together with Talgo, is currently producing RENFE's fleet of 16 AVE 102 trains which will be used on Spain's high-speed line which runs between Madrid, Barcelona and the French border town of Le Perthus. Deliveries of the trains started in October 2003 and are scheduled to end in December 2004. Bombardier Transportation's scope of supply within the vehicle production comprises of the development and manufacture of the lightweight very-high-speed power heads, including all electrical equipment, propulsion system and bogies. Bombardier also participates in the final assembly and testing of the trainsets.

The characteristic shape of the AVE 102 power head was developed in a wind tunnel. Its special design decreases the pressure waves that occur when a train passes through tunnels and reduces the effect of crosswinds. Although certified for a maximum speed of 330 km/h (per contractual request) the AVE 102 still holds considerable reserves: in December 2002 the pre-series train, developed by Bombardier and Talgo, set the railway speed record in Spain, reaching a top speed of 362 km/h.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

* AVE is a trademark of RENFE

***

NOTE TO EDITORS: A photo is available on our Website at the following address: http://www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

FOR IMMEDIATE RELEASE

Amtrak and Bombardier/Alstom Consortium Announce Resolution of Legal Claims

March 17, 2004 - The Consortium of Bombardier/Alstom and Amtrak today announced an agreement, settling all current legal disputes associated with the comprehensive $1.2 billion US high-speed rail program delivery. This program covered performance and maintenance, for a ten year period, of 20 high-speed *Acela Express*** trainsets, the purchase of 15 additional high-speed electric locomotives and the construction of three new maintenance facilities.

Under the terms of the agreement, the parties will drop all claims against each other relating to the program and the Consortium will be entitled to receive up to $42.5 million US against approximately $70 million US that Amtrak previously withheld. In addition, the parties will amend the maintenance services contract for the trainsets, allowing Amtrak to assume responsibility for the trains' maintenance in October 2006.

"Instead of continuing to spend unnecessary time and money on costly and attention-diverting litigation, the full focus of our efforts will now be on improving the performance of *Acela Express* and delivering the best service we know how for the passengers who enjoy and depend on it," said Amtrak President and CEO David L. Gunn.

"The Consortium is satisfied with the solution reached out of court with Amtrak," commented Paul Tellier, President and Chief Executive Officer of Bombardier Inc. "The Consortium will respect Amtrak's strategy to provide maintenance services and will take the necessary steps to ensure a seamless transition between now and October 2006," added Mr. Tellier.

In November 2001, Bombardier filed a lawsuit against Amtrak in the U.S. District Court for the District of Columbia seeking damages in connection with the high-speed rail project. Amtrak then countersued, seeking its own damages in connection with the project. The agreement announced today settles Bombardier's lawsuit and Amtrak's countersuit, and speeds up the transfer of the maintenance responsibility from a subsidiary of the Consortium (the Northeast Corridor Management Service Corporation, or NECMSC) to Amtrak to October 2006. The transfer was originally foreseen in 2013.

Amtrak and NECMSC have committed to work closely together over the next three years to ensure and maximize the trains' operational reliability.

"During the transition period, training will be provided to Amtrak employees and after October 2006, NECMSC will continue to provide equipment parts and technical advice to Amtrak's Mechanical department, as needed," explained Mr. Fred Einbinder, Chairman of the Board of NECMSC and General Counsel of ALSTOM Transport.

Acela Express is Amtrak's premium service in the Northeast, with 10 daily roundtrips between Boston and New York, including intermediate stops, and 13 daily roundtrips between Washington and New York, with intermediate stops.

Development of the high-speed service began in 1996, when Amtrak and the Consortium agreed to the design and manufacture of the *Acela Express* trainsets, the building of maintenance facilities in Boston, New York and Washington, and maintenance of the equipment for a period of ten years. (The 10-year term started in 2003.) The first of the trainsets was delivered in December, 2000 and since its introduction into revenue service, more than 6 million passengers have ridden *Acela Express*.

***

For information:

Media Relations Department
Amtrak
202-906-3860

Hélène V. Gagnon
Director, Communications
Bombardier Transportation, North America
450-441-8156

Peter Delbeke
Senior Vice-president communications
Alstom Transport
011 33 141 66 99 17

Note to editors:

About Amtrak
Amtrak provides intercity passenger rail service in 500 communities in 46 states across a 22,000-mile route system. For schedules and fares, visit Amtrak's website at www.amtrak.com or call 800.USA.RAIL.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

About Alstom
ALSTOM is a global leader in power generation and rail transport infrastructure. The Company serves the energy market through its activities in the field of power generation and the transport market through its activities in rail and marine. ALSTOM's annual sales are around €17 billion. It employs 75,000 people in over 70 countries worldwide. www.alstom.com

About NECMSC
The Northeast Corridor Maintenance Service Company (NECMSC) is jointly owned and operated by Bombardier and Alstom. It was created to provide maintenance and related services for high-speed trainsets operated by Amtrak. NECMSC conducts servicing activities at three maintenance facilities in Boston, New York and Washington, D.C. NECMSC management team oversees maintenance operations carried out by Amtrak.

** *Acela Express* is a trademark of Amtrak

PRESS RELEASE

BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS $160-MILLION ORDER FROM SPANISH NATIONAL RAILWAYS FOR VARIABLE-GAUGE HIGH-SPEED POWER HEADS

Montréal, April 2, 2004 – A consortium comprising Bombardier Transportation and Patentes Talgo has received an order from the Spanish National Railways (RENFE) for 44 high-speed power heads. The total contract is valued at approximately $303 million Cdn (188 million Euros) and Bombardier's share is approximately $160 million Cdn (100 million Euros). The power heads are scheduled to be delivered to the customer from June 2006 to August 2008.

Bombardier's scope of supply will include the manufacture of the entire electrical equipment, the propulsion system, the train control and communication systems, and an exhaustive signalling system. Bombardier will also participate in the final assembly and testing of the power heads. The production of a large part of the propulsion system will be undertaken at Bombardier's plant in Trápaga, Spain. Production of the mechanical components, including variable-gauge bogies, will be under Talgo's responsibility.

Designed to reach a maximum speed of 250 Km/h, the new power heads will be equipped with variable-gauge bogies. They will be coupled with variable-gauge coaches to form 22 nine-car trainsets to be used on Spain's new high-speed lines (which are 1,435-millimeter gauge) as well as on the country's conventional network (which is 1,668-millimeter gauge).

These trains will integrate the most modern and complex multienvironmental automated train protection technology, which enables them to operate in four different safety environments, including the European Rail Traffic Management System (ERTMS) Levels 1 and 2, as well as the the *Bombardier* EBI* Cab* 900 TBS, the Bombardier LZB, and the ASFA systems.

"This order is a further demonstration of the confidence that our customers have in Bombardier's expertise and know-how in the high-speed segment. It is strategic for us as it consolidates and opens new possibilities for Bombardier's operations in the Spanish market", said Wolfgang Toelsner, Chief Operating Officer, Bombardier Transportation.

Bombardier Transportation is the manufacturer that has contributed to the highest number of high-speed projects worldwide. Its portfolio includes 20 intercity and high-speed products, including seven different high-speed locomotives. Bombardier Transportation has taken part in the development of many of the world's leading high-speed rail systems, including Spain's AVE** S 102 train, four different TGV*** projects, the ICE*** family of trains used in Germany and the Netherlands, Italy's ETR 500, China's Xinshisu and America's Acela*** train.

Bombardier Transportation, one of the largest players in Spain's rail industry, has participated in some of the country's main railway projects. Among them are the AVE S 102 very high-speed train, which will link Madrid, Barcelona and the French border, as well as Madrid's Barajas airport people mover.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com

***

For information: Lydia Dufresne
Media Relations
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER TO PRODUCE 120 ADDITIONAL M-7 COMMUTER RAIL CARS FOR MTA/METRO-NORTH RAILROAD IN NEW YORK

Montréal, April 22, 2004 – Bombardier Transportation announced today that the Metropolitan Transportation Authority/Metro-North Railroad (MTA/MNR) has exercised options for 120 M-7 electric multiple unit (EMU) commuter rail cars under an existing contract. The exercised options are valued at $280 million CDN ($206 million US).

With these options, Bombardier now has firm orders for 978 M-7 cars from the MTA commuter railroads – 300 from MTA/MNR and 678 from MTA/Long Island Rail Road (MTA/LIRR). This includes a base order of 192 cars (from MTA/LIRR) and 786 option cars (from both MTA/LIRR and MTA/MNR). Total value of the firm orders received to date is $2.8 billion CDN ($1.9 billion US). Should all 288 remaining options be exercised, the entire contract would total 1,266 cars and be valued at $3.5 billion CDN ($2.4 billion US).

William Spurr, President, Bombardier Transportation, North America, expressed his appreciation at MTA/MNR's continued confidence in Bombardier's M-7 product. "This transaction is a compelling sign that the technology is performing well and meeting the high expectations of the MTA commuter railroads," said Spurr. "We've had good feedback from the customer and expect to keep building on that positive track record."

Spurr said the M-7 fleet is working well in the MTA/LIRR system, with the car's six-month Mean Distance Between Failure performance averaging 200,000 miles (320 000 kilometers) – a very positive indicator of overall reliability. MTA/LIRR currently has more than 250 M-7 cars in revenue service, and the railroad has expressed publicly its satisfaction with the product's reliability. Combined, the two MTA commuter railroads represent the largest commuter rail network in North America, serving more than 500,000 riders each weekday.

"I am delighted that our customers and the taxpayers of the State of New York can benefit from this opportunity. I am particularly grateful to the elected officials in the Metro-North service territory who gave their support to this accelerated purchase

immediately and unequivocally," said MTA/MNR President Peter A. Cannito. "We can retire our oldest cars 18 months sooner, reduce maintenance costs and improve fleet reliability. In addition, by ordering more cars, we can take advantage of the per-car savings associated with a larger order even sooner than originally anticipated. It's a win all around," added Mr. Cannito.

The new M-7 cars are replacing electric railcars that are more than 40-years old. They feature state-of-the-art rail transportation technology, including IGBT propulsion, energy efficient dynamic braking and on-board monitoring and diagnostic systems.

Stainless steel carbodies for the M-7 cars are constructed at Bombardier's manufacturing site in La Pocatière, Québec with final assembly and manufacturing taking place at facilities in Plattsburgh, New York. Sub-assembly and manufacturing processes for some components, such as bogie frames, are carried out at Bombardier's facility in Auburn, New York.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

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For information: Hélène V. Gagnon
Director, Communications
North America
450 441-8156